NOTE 1.     SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2015, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has three wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), and BCP Securties Do Brasil Representacoes Ltda., (the "Subsidiaries"). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.      SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The significant elimination entries between the Company and the consolidated Subsidiaries dealt with:

- Corresponding investments in consolidated Subsidiaries and members' capital; and
- Management fees and the corresponding receivables and payables that the parent and the consolidated Subsidiaries have on their respective books.

The Company records its investments at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Other Investments

Other Investments is comprised of investments in two entities in which the Company holds neither a majority equity position nor does it exercise control over the entities. As a result, the Company accounts for these investments on the equity method.

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2015. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

| Assets | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $ 65,066 | $ - | $ - | $ 65,066 |
| US Treasury bills | 249,955 | - | - | 249,955 |
| Sovereign government bonds | 996,985 | - | - | 996,985 |
| Corporate bonds | - | 5,514,999 | - | 5,514,999 |
| Foreign municipality bonds | - | 1,116,719 | - | 1,116,719 |
| Total | $ 1,312,006 | $ 6,631,718 | $ - | $ 7,943,724 |
| % of Total | 16.52% | 83.48% | 0% | 100% |

| Liabilities | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity securities | $ (1,226,411) | $ - | $ - | $(1,226,411) |
| Sovereign government bonds | (783,103) | - | - | (783,103) |
| Corporate bonds | - | (5,462,755) | - | (5,462,755) |
| Foreign municipality bonds | - | (1,719,429) | - | (1,719,429) |
| Total | $ (2,009,514) | $(7,182,184) | $ - | $(9,191,698) |
| % of Total | 21.86% | 78.14% | 0% | 100% |

NOTE 4.    INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC) by the Internal Revenue Service. As an "LLC", the Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. FASB ASC 740 Income Taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015 management has determined that there are no material uncertain income tax positions. The years that remain subject to examination by taxing authorities are 2014, 2013 and 2012.

NOTE 5.    PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2015 in the amount of $310,582.

NOTE 6.    NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $3,900,834 which was $3,629,475 in excess of its required net capital of $271,359. The Company's net capital ratio was 1.04 to 1.

NOTE 7.    TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of income accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in other income.

NOTE 8.        COMMITMENTS AND CONTINGENT LIABILITIES

The Company extended the lease on its Greenwich, Connecticut office from June 1, 2015 to May 31, 2020.  The Company also has a lease on an office in Miami, Florida that was extended in December 2015 for another three years until February 28, 2019.  Future minimum lease payments are as follows:

| Year ending December 31, | CT Amount | FL Amount | Total Amount |
|---|---|---|---|
| 2016 | $   393,142 | $   49,312 | $   442,454 |
| 2017 | 402,232 | 50,175 | 452,407 |
| 2018 | 411,323 | 51,676 | 462,999 |
| 2019 | 420,412 | 8,655 | 429,067 |
| 2020 | 177,382 | - | 177,382 |
| | $ 1,804,491 | $   159,818 | $ 1,964,309 |

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 9.        GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 10.    LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2015, the Company had not entered into any subordinated loans agreements.

NOTE 11.    SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

NOTE 12    FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

| | | |
|---|---|---:|
| Furniture | $ | 235,920 |
| Computer and equipment | | 473,642 |
| Leasehold improvements | | 943,097 |
| | | 1,652,659 |
| Accumulated Depreciation and Amortization | | (985,695) |
| Total Fixed Assets | $ | 666,964 |